

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 22, 2018

<u>Via E-Mail</u>
Mr. J. Kevin Willis
Chief Financial Officer
Ashland Global Holdings Inc.
50 E. RiverCenter Boulevard
Covington, Kentucky 41011

      Re: Ashland Global Holdings Inc.
             Form 10-K
             Filed November 20, 2017
             File No. 333-211719

Dear Mr. Willis:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Terence O'Brien

                    Terence O'Brien
                    Branch Chief
                    Office of Manufacturing and Construction